EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 28, 2013
Fixed charges:
Interest expense*	$96
Estimated interest portion of rents	8

Total fixed charges	$104

Income:
Income from continuing operations before income taxes	$451
Fixed charges	104
Dividends received from TFC	30
Capital contributions paid to TFC	(1)
Eliminate pretax income of Finance group	(47)

Adjusted income	$537

Ratio of income to fixed charges	5.16

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.